1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 6, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (“Trust”)
(Securities Act File No. 333-92935;
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 500

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 500 to the Trust’s Registration Statement, filed on January 24, 2011 on behalf of its series, iShares MSCI USA Minimum Volatility Index Fund (the “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933. The comments were provided in a telephone conversation on April 7, 2011. For your convenience, your comments are summarized below and each comment is followed by our response.

Comment No. 1: The servicemark paragraph under the Table of Contents should be deleted or moved to the Principal Investment Strategies section of the prospectus.

Response: The Trust has determined that the servicemark paragraph is required under the Trust’s license agreement with the underlying index provider for the Fund and, therefore, the Trust is contractually obligated to include the paragraph in its registration statement.

Comment No. 2: The exchange ticker symbol should appear on the cover page, not the first page.

Response: The Fund’s exchange ticker symbol will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also intends to disclose the Fund’s exchange ticker symbol in the heading of the summary section of the prospectus.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

October 6, 2011

Comment No. 3: All language after the first sentence of the “Fees and Expenses” section and before the fee table should be deleted.

Response: As we discussed, this language before the fee table had previously been disclosed in footnotes to the fee table, but the Staff told the Trust that such disclosure could be placed in the text of the summary section, rather than in a footnote. The Trust included this language in other prospectuses before the fee table as a result of this discussion with the Staff.

Comment No. 4: The second sentence of the Management section should be deleted. The sentence reads: “Each Portfolio Manager supervises a portfolio management team.”

Response: The Trust respectfully declines to make the requested change. The Trust believes Form N-1A permits the disclosure of this information and that the current disclosure is appropriate for describing the management of the Fund.

Comment No. 5: Please delete the language not permitted by Item 8 of Form N-1A in the Payments to Broker-Dealers and other Financial Intermediaries section of the prospectus.

Response: Item 8 of Form N-1A states that a fund may modify the statement contained in Item 8 so long as the modified statement contains comparable information. The Trust respectfully submits that the modified information disclosed in the Payments to Broker-Dealers and other Financial Intermediaries section is compliant with Item 8 of Form N-1A.

Comment No. 6: Please file the Fund’s Participation Agreement as an exhibit.

Response: The Trust has filed its form of Participation Agreement as an exhibit to Post Effective Amendment No. 512 to its registration statement, which was filed on March 24, 2011.

Comment No. 7: The principal investment strategies for the Fund should include securities lending if securities lending is identified as a principal risk of the Fund.

Response: The Trust will disclose the Fund’s ability to lend portfolio securities in the principal investment strategies section of its prospectus as long as securities lending remains a principal risk of the Fund.

Comment No. 8: Please confirm that the variable transaction fee and the standard transaction fee that may be charged on redemption transactions will not amount to more than 2% of the redemption.

Response: The Trust confirms that the variable transaction fee and the standard transaction fee for the Fund will not amount to more than 2% of the amount being redeemed and has clarified this disclosure in the prospectus and statement of additional information.

*****

Securities and Exchange Commission

October 6, 2011

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer
Andrew Josef